

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

Via E-mail
Mr. Ron E. Hooper
Senior Vice President
Southwest Bank, Trustee
Dominion Resources Black Warrior Trust
2911 Turtle Creek Blvd., Suite 850
Dallas, Texas 75219

      Re: **Dominion Resources Black Warrior Trust**
                Form 10-K for Fiscal Year Ended
                December 31, 2013
                Filed March 10, 2014
                File No. 001-11335

Dear Mr. Hooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 99.2

1.   We note the statement in the reserves report that "an analysis by Davis of the current operating conditions indicates that over ninety percent of the existing producing wells are being operated at a negative cash flow to the working interest owner, Walter, at this time." In light of this statement, please tell us how you concluded that there was a supportable basis for assigning proved reserves to the Trust's interests as of December 31, 2013. In formulating your response, please address the requirement that proved reserves be estimated with reasonable certainty to be economically producible under existing economic conditions as defined in Rule 4-10(a)(22) of Regulation S-X.

Mr. Ron E. Hooper
Dominion Resources Black Warrior Trust
September 22, 2014
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Brad Skinner for

Ethan Horowitz
Branch Chief